UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the Securities
Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934.
Commission File Number 333-162370-01
CENTERPOINT ENERGY RESTORATION BOND COMPANY, LLC
(Exact name of registrant as specified in its charter)
1111 Louisiana
Suite 4664B
Houston, Texas 77002
(713) 207-7420
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Senior Secured System Restoration Bonds, Tranche A-1
Senior Secured System Restoration Bonds, Tranche A-2
Senior Secured System Restoration Bonds, Tranche A-3
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☑
     Approximate number of holders of record as of the certification or notice date:
Senior Secured System Restoration Bonds, Tranche A-1: 17
Senior Secured System Restoration Bonds, Tranche A-2: 24
Senior Secured System Restoration Bonds, Tranche A-3: 14
     Pursuant to the requirements of the Securities Exchange Act of 1934, CenterPoint Energy Restoration Bond Company, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 29, 2010	By:	/s/ Marc Kilbride
Marc Kilbride
Manager, Vice President and Treasurer